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Exhibit 99(a)(2)

January 20, 2017

Dear Fellow Stockholders:

        I am writing to you today in the hope that I can help you avoid being fooled by IEG Holdings Corporation's ("IEG Holdings") 55% below-market exchange offer for your OneMain Holdings, Inc. ("OneMain") common stock. The Two Shares of IEG Holdings Offered in the Offer Are Worth 55% LESS than the Value of Each of Your OneMain Shares.

        As you may already know, IEG Holdings announced an unsolicited offer to exchange each outstanding share of common stock of OneMain for two shares of common stock of IEG Holdings (the "Offer"). At the time of commencing its offer, IEG Holdings had a $52 million market capitalization and $8.3 million in reported equity capital, as compared to OneMain's $3.2 billion market capitalization and $3.0 billion in reported equity capital.

        Your Board of Directors ("Board") has thoroughly reviewed the Offer. After careful consideration and in consultation with OneMain's advisors, the Board unanimously determined that the Offer is grossly inadequate and reckless, does not even remotely reflect the value of OneMain, and is not in the best interests of OneMain and its stockholders.

 YOUR BOARD URGES YOU NOT TO TENDER YOUR SHARES INTO THE OFFER

        IEG Holdings has issued several press releases in the last week with a great deal of misleading and confusing information, but what remains constant is that the value proposed in the Offer does not even remotely reflect the value of OneMain or your OneMain stock.

        While OneMain believes that continuing to hold your OneMain shares is the best investment decision, it notes that even if you decide that you do not wish to invest in OneMain anymore, a simple sale of your shares in the open market will provide you with substantially more value than tendering your shares into the Offer, in light of the exchange ratio IEG Holdings has offered. Below is a table illustrating how much value you would forfeit by tendering your shares into the Offer, compared to selling your shares in the open market.

The Two Shares of IEG Holdings Offered in the Offer Are Worth 55% LESS than the value of
Each of Your OneMain Shares

	Market Price (as of 1/18/2017)	Total Value
1 Share of OMF	$22.24	$22.24
2 Shares of IEGH	$5.00	$10.00
Amount You May Potentially Forfeit:	—	$12.24 per Share

        We urge you not to be fooled by IEG Holdings into forfeiting that $12.24 per share difference—55% of its value—to IEG Holdings. Also, we note that your OneMain shares can be sold easily on the very liquid New York Stock Exchange, while IEG Holdings shares are traded very thinly in the over-the-counter market—if you accept IEG Holdings' shares in the Offer, there may not even be buyers for your shares at the time you wish to sell them.

        Even IEG Holdings itself admits, among the many other shortcomings of the Offer, that:

  •
  OneMain's majority stockholder is unlikely to tender its shares in this Offer, so that IEG Holdings will be unable to gain control of OneMain or effect any board or management changes;

  •
  the market price of IEG Holdings common stock may decline after the consummation of the Offer;

  •
  the receipt of shares of IEG Holdings common stock in the Offer may be taxable to OneMain stockholders;

  •
  IEG Holdings may fail to realize all of the anticipated benefits of the acquisition of OneMain or those benefits may take longer to realize than expected;

  •
  IEG Holdings' limited operating history and its failure since inception to achieve an operating profit makes its future prospects and financial performance unpredictable;

  •
  if IEG Holdings' involvement in a December 11, 2014 article published in the Examiner or any other publicity regarding IEG Holdings or its stock offering, including its December 2, 2014 press release, were held to be in violation of federal or state securities laws, it could incur monetary damages, fines or other damages that could have a material adverse effect on its financial condition and prospects;

  •
  trading on the over-the-counter markets is volatile and sporadic, which could depress the market price of IEG Holdings' common stock and make it difficult for their security holders to resell their common stock;

  •
  IEG Holdings' common stock price is likely to be highly volatile because of several factors, including a limited public float;

  •
  because IEG Holdings' officers and board of directors will make all management decisions, you should only exchange your OneMain shares for IEG Holdings shares if you are comfortable entrusting IEG Holdings' sole director to make all decisions;

  •
  IEG Holdings' common stock has been in the past, and may be in the future, a "penny stock" under SEC rules, which could make it more difficult to resell securities classified as "penny stock"; and

  •
  IEG Holdings' Chief Executive Officer has voting control, which will limit stockholders' ability to influence the outcome of important transactions, including a change in control.

YOUR BOARD RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER ANY OF YOUR ONEMAIN SHARES PURSUANT TO THE OFFER.

        In reaching the conclusions and in making the recommendation described above, the Board considered, in consultation with OneMain's management and outside counsel, numerous factors, including those described below, among others.

  •
  The Offer consideration is grossly inadequate and reckless and does not even remotely reflect the value of OneMain.

  •
  The form of the Offer consideration is an illiquid, over-the-counter stock that may not have any value.

  •
  There is no strategic rationale for combining IEG Holdings and OneMain.

  •
  The reckless business changes proposed by IEG Holdings would fundamentally damage OneMain and destroy shareholder value.

        The enclosed Schedule 14D-9 filed by OneMain with the Securities and Exchange Commission contains a complete detailed discussion of these significant factors contributing to your Board's recommendation. For the reasons described above and the additional reasons described in the enclosed Schedule 14D-9, your Board unanimously recommends that you REJECT THE OFFER and NOT TENDER ANY OF YOUR ONEMAIN SHARES PURSUANT TO THE OFFER.

        We urge you to read the Schedule 14D-9 carefully and in its entirety so you will be fully informed as to your Board's recommendation. If you have questions concerning the Schedule 14D-9 or need additional copies of OneMain's publicly filed materials, please contact our proxy solicitor, MacKenzie Partners, at (1-800-322-2885) (toll free).

        In addition, please be advised that if you have tendered shares into the Offer, you are entitled to withdraw your tenders at any time until the expiration of the Offer. MacKenzie Partners can provide you with instructions on how to do so.

        We appreciate your continued support as we work to protect your investment and create value for all OneMain stockholders.

Sincerely, Jay N. Levine President and CEO

QuickLinks

  Exhibit 99(a)(2)
YOUR BOARD URGES YOU NOT TO TENDER YOUR SHARES INTO THE OFFER
The Two Shares of IEG Holdings Offered in the Offer Are Worth 55% LESS than the value of Each of Your OneMain Shares
YOUR BOARD RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER ANY OF YOUR ONEMAIN SHARES PURSUANT TO THE OFFER.